August 9, 2022

Via EDGAR Transmission

Mr. Sonny Oh

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Milliman Variable Insurance Trust (the “Trust”)

Registration Statement on Form N-1A

File No. 333-257356 / 811-23710

Dear Mr. Oh:

On June 30, 2022, you provided initial comments to Post-Effective Amendment No. 2 (“PEA 2”) and Post-Effective Amendment No. 3 (“PEA 3,” and together with PEA 2, the “Amendments”) to the Trust’s Registration Statement on Form N-1A, which were filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on May 11, 2022, to register shares of the series of the Trust listed on Appendix A attached hereto (each, a “Fund,” and collectively, the “Funds”). On August 3, 2022, we filed correspondence responding to those comments (the “Initial Response Letter”). On August 8, 2022, you provided additional comments in response to the Initial Response Letter and, therefore, I am writing to respond to those additional comments. I have reproduced your comments below, followed by our responses. All capitalized terms not otherwise defined in this letter have the meanings given to them in the Amendments.

I.	Comments Applicable to All Funds – PEA 2 and PEA 3

1.	We continue to believe that the first sentence of the bullet point under Important Information About the Funds should be included in the Principal Risks section. Please include this disclosure in each Fund’s Principal Risks.

RESPONSE: The Trust confirms that the lead-in to the Principal Risks section for each Fund will be revised as follows:

You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The Fund has characteristics unlike traditional investment products and will not be suitable for all investors. There can be no assurance that the Fund’s investment objectives will be achieved.

2.	Consider removing the Investor Suitability section from the cover page of the prospectus and retaining only the second, third and fourth bullets thereunder.

RESPONSE: The Trust acknowledges the staff’s comment and will consider making this revision in connection with the Trust’s annual update to maintain consistent cover page disclosure across its series.

3.	The disclosure indicates that the Funds may transact in over-the-counter (“OTC”) options. Please confirm whether the Funds will only transact in OTC options based on U.S. platforms. If these may be on foreign platforms, the staff may have additional comments.

RESPONSE: The Trust confirms that any OTC options transactions would be conducted on U.S. platforms.

II.	Comments to PEA 3 Only

4.	The disclosure in the Principal Investment Strategies section for each Fund provides that “[t]he Fund seeks to achieve its investment objective by transacting in options contracts, including binary options (also known as digital options)….” Please confirm that binary options and digital options are the same.

RESPONSE: The Trust confirms that the options platform on which Milliman Financial Risk Management LLC (“Milliman”) intends to transact to purchase binary options uses the term “binary options” and “digital options” interchangeably. Accordingly, the Trust believes the disclosure is appropriate for the Funds.

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Please direct any questions or additional comments to me at the above-referenced telephone number or to Alan Goldberg at (312) 964-3503.

Very truly yours,

/s/ Joel D. Corriero

Joel D. Corriero

cc:          Ehsan Sheikh

Alan Goldberg

Shawn Hendricks

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Appendix A

Funds in PEA 2:

1.	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund - Sep
2.	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund - Oct
3.	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund - Nov
4.	Milliman 1-Year Buffered S&P 500 with Spread Outcome Fund - Dec
5.	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund - Sep
6.	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund - Oct
7.	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund - Nov
8.	Milliman 1-Year Floored S&P 500 with Par Up Outcome Fund - Dec
9.	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund - Sep
10.	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund - Oct
11.	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund - Nov
12.	Milliman 1-Year Buffered S&P 500 & Nasdaq with Stacker Cap Outcome Fund - Dec
13.	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund - Sep
14.	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund - Oct
15.	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund - Nov
16.	Milliman 1-Year Buffered S&P 500 & Russell 2000 with Stacker Cap Outcome Fund - Dec
17.	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund - Sep
18.	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund - Oct
19.	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund - Nov
20.	Milliman 1-Year Buffered S&P 500 & MSCI EAFE with Stacker Cap Outcome Fund - Dec
21.	Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund - Oct (I)
22.	Milliman 6-Year Parred Down S&P 500 with Par Up Outcome Fund - Oct (I)

Funds in PEA 3:

1.	Milliman 6-Month Buffered S&P 500 with Trigger Outcome Fund - Jan/Jul
2.	Milliman 6-Month Buffered S&P 500 with Trigger Outcome Fund - Feb/Aug
3.	Milliman 6-Month Buffered S&P 500 with Trigger Outcome Fund - Mar/Sep
4.	Milliman 6-Month Buffered S&P 500 with Trigger Outcome Fund - Apr/Oct
5.	Milliman 6-Month Buffered S&P 500 with Trigger Outcome Fund - May/Nov
6.	Milliman 6-Month Buffered S&P 500 with Trigger Outcome Fund - Jun/Dec

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